Exhibit 99.3
Trading History During the Past Sixty Days
Date	Number of Shares	Purchase Price
03/12/2025	5,000	C$1.09 (US$0.76 using exchange rate of 1.4391)
03/13/2025	5,000	C$1.17 (US$0.81 using exchange rate of 1.4409)
03/13/2025	2,500	C$1.16 (US$0.81 using exchange rate of 1.4409)